Sandler O’Neill & Partners, L.P.
919 Third Avenue, 6th Floor
New York, NY 10022

December 9, 2009

VIA FACSIMILE & EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:              Mr. Michael R. Clampitt
Division of Corporation Finance

RE:	Provident Financial Holdings, Inc.
Form S-1 Registration Statement No. 333-162415

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby joins Provident Financial Holdings, Inc. in requesting that the acceleration request we previously submitted dated December 7, 2009 be withdrawn and that the effective date of the above-referenced registration statement be accelerated so that it may become effective at 3:30 p.m., Eastern time, on Wednesday December 9, 2009, or as soon thereafter as is practicable.

Very truly yours,

SANDLER O’NEILL & PARTNERS, L.P.

By: Sandler O’Neill & Partners Corp.
the sole general partner

By:/s/Christopher J. DeCresce
Name: Christopher J. DeCresce

Title: Authorized Signatory